FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the months of April, 2014

EMGOLD MINING CORPORATION

(Translation of registrant's name into English)

Suite 1010 - 789 West Pender Street Vancouver, B.C.  V6H 1H2

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F_X__   Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ......  No ..X...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-________

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Emgold Mining Corporation

(Registrant)

By:/s/ Grant T. Smith

(Signature)

Grant T. Smith, CFO

Date: April 24, 2014

Item:

EX-99.1	Condensed Interim Consolidated Financial Statements For The Three Months Ended 31 March 2013

EX-99.2	Management Discussion And Analysis for the three months ended 31 March 2013

EX-99.3	Certification of Interim Filings CEO

EX-99.4	Certification of Interim Filings CFO